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                                                                       EXHIBIT 4


                     ING FURMAN SELZ ASSET MANAGEMENT LLC
                                230 Park Avenue
                           New York, New York 10169


March 8, 2000

FS Private Investments III LLC
55 East 52/nd/ Street
New York, New York 10055
Attn: Mr. Brian P. Friedman


Dear Sir:

We understand that you are in the process of forming and raising capital for a new private investment fund, ING Furman Selz Investors III L.P., a Delaware limited partnership ("Fund III"). We have today purchased 150,000 Shares of Series B Cumulative Convertible Preferred Stock of ABC-NACO INC., a Delaware corporation (the "Shares"), at a purchase price equal to $15,000,000. This is to confirm that, if and when Fund III is formed, ING Furman Selz Asset Management LLC ("FSAM") shall sell to Fund III (or other related entities managed by FS Private Investments III LLC), and FS Private Investments III LLC, the Manager of Fund III, shall cause Fund III to purchase from FSAM, 149,500 Shares at a purchase price equal to $14,950,000, plus interest thereon at the rate of interest publicly announced from time to time by Citibank, N.A. in New York City as its prime rate plus two percent per annum. The closing for such sale and purchase shall take place promptly following the initial closing of Fund III.

                                             Very truly yours,


                                             /s/ Timothy Schantz
                                             Timothy Schantz
                                             President

ACCEPTED AND AGREED:

By:  FS Private Investments III LLC

By:  /s/ Brian P. Friedman
     -------------------------------
     Name:  Brian P. Friedman
     Title: Managing Member